Exhibit 99.1

March 8, 2021

FERGUSON PLC

Additional US listing effective today

Ferguson plc announces that its Form 20-F registration statement filed with the US Securities & Exchange Commission (SEC) regarding the additional US listing of its ordinary shares (‘Additional US Listing’) will be effective at 09:00 am (Eastern) and that trading in its ordinary shares on the New York Stock Exchange (NYSE) will commence later today. Ferguson will retain its premium listing on the London Stock Exchange and inclusion in the FTSE 100 index, and its ordinary shares will trade on both exchanges under the ticker symbol: FERG.

The Board expects that over time the Additional US Listing will facilitate increased ownership by domestic US funds. The Executive team is undertaking additional investor engagement in the US to enhance understanding and awareness of Ferguson’s business amongst this significant incremental pool of capital.

As a result of the Additional US Listing and also effective today, Ferguson’s current American Depositary Receipt (ADR) program managed by J.P. Morgan Chase Bank, N.A. has been terminated. Existing Ferguson American Depositary Shares (ADSs) will be mandatorily cancelled and exchanged for Ferguson ordinary shares in accordance with the applicable ADR exchange ratio. Further information regarding this exchange process has been communicated separately to ADR holders by J.P. Morgan Chase.

Commenting on the Additional US Listing Geoff Drabble, Chairman of Ferguson plc said:

“Today’s announcement follows on from the recent disposal of Wolseley UK which means that 100 per cent of our revenues are now generated in North America. The Board believes the natural long term listing location is the US and in April 2020, we set out a two-step process to achieving this aim. The additional US listing is an important milestone and as previously announced, after a period of transition the Board intends to hold a shareholder vote on a proposal to change the primary listing to the US.”

For further information please contact

Ferguson plc
Bill Brundage, Group Chief Financial Officer	Tel:	+1 757 223 6092
Mark Fearon, Director of Corporate Communications and IR	Mobile:	+44 (0) 7711 875070

Media Enquiries
Mike Ward, Head of Corporate Communications	Mobile:	+44 (0) 7894 417060
Nina Coad, David Litterick (Brunswick)	Tel:	+44 (0) 20 7404 5959
Jonathan Doorley (Brunswick)	Tel:	+1 (917) 459 0419

Certain information included in this press release is forward-looking and involves risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements cover all matters which are not historical facts. Forward-looking statements can be identified by the use of forward looking terminology, including terms such as “believes,” “estimates,” “anticipates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “goal,” “target,” “aim,” “may,” “will,” “would,” “could” or “should” or, in each case, their negative or other variations or comparable terminology. Forward-looking statements are not guarantees of future performance. All forward-looking statements in this press release are based upon information known to us on the date of this press release. Accordingly, no assurance can be given that any particular expectation will be met and readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to, those factors set forth under the heading “Risk Factors” in our registration statement on Form 20-F filed with the Securities and Exchange Commission. Additionally, forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Other than in accordance with our legal or regulatory obligations, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

About Ferguson

Ferguson plc is a leading value added distributor of plumbing and heating products to professional contractors operating in North America. Ongoing revenue for the year ended July 31, 2020 was $19.9 billion and ongoing underlying trading profit was $1.6 billion. Ferguson plc is listed on the London Stock Exchange (LSE: FERG) and the New York Stock Exchange (NYSE:FERG) and is in the FTSE 100 index of listed companies. For more information, please visit www.fergusonplc.com or follow us on Twitter https://twitter.com/Ferguson_plc.

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